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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **6/3/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Green Giraffe Securities, LLC**

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Atlantic Avenue
(No. and Street)

BOSTON	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Male **207-329-1524**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Company, P.C.
(Name - if individual, state last, first, middle name)

99 High Street	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL MALE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GREEN GIRAFFE SECURITIES, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal Officer
Title

Cheryl C. Trenoweth
Notary Public

CHERYL C. TRENOWETH
NOTARY PUBLIC
STATE OF MAINE
MY COMM. EXP. FEBRUARY 11, 2025

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Green Giraffe Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Green Giraffe Securities, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 1 to the financial statements, the Company is a wholly-owned subsidiary of Green Giraffe Americas Holdings, Inc. (the "Parent). The Parent funded the Company's operations in 2020 and the Company is economically dependent on the continued support of the Parent to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We began serving as the Company's auditor in 2020.

Wolf & Company, P.C.

Boston, Massachusetts
February 24, 2021

GREEN GIRAFFE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets	
Cash and cash equivalents	$ 63,744
Accounts receivable	109,535
Prepaid expenses	1,600
Other assets	1,436
Total assets	$ 176,315
Liabilities and Member's Equity	
Due to related party	1,303
Accounts payable and accrued expenses	897
Total liabilities	2,200
Member's equity	174,115
Total liabilities and member's equity	$ 176,315

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Green Giraffe Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Boston, Massachusetts. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 03, 2020. The Company specializes in private placements as an agent on a best-efforts basis only, merger and acquisition advisory services, and investment banking advisory services in the United States. The Company is owned 100% by Green Giraffe Americas Holdings, Inc., (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company recognizes a receivable for fees earned and invoiced to clients. These receivables generally represent advisory mandate retainers and private placement success fees. The Company had an accounts receivable balance of $109,555 as of December 31, 2020. Management assesses the need for an allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. The Company has not recorded an allowance for doubtful accounts as of December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company did not have cash balances in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability and is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return with its Parent. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company commenced operations upon its membership approval by FINRA in June 2020, the only tax year that remains subject to examination is 2020. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. No interest or penalties were recorded for the year ended December 31, 2020.

Uses of Estimates

Management may use estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with generally accepted accounting principles. Actual results may differ from those estimates.

Risks and Uncertainties

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty about its possible duration and the future impact it may have.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1.

NOTE 3. NET CAPITAL REQUIREMENTS (Continued)

The Company's net capital computed under 15c3-1 was $61,544 at December 31, 2020, which exceeds required net capital of $5,000 by $56,544. The ratio of aggregate indebtedness to net capital at December 31, 2020 was .04 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("the agreement") with its Parent. The agreement requires the Parent to be legally obligated for the services it provides to the Company. The services include office space, and administrative services, including salaries which are allocated to the Company on a monthly fixed amount.

The Company maintains a separate ledger of the allocated expenses. If the Parent cannot demonstrate to the Company it has the means to pay for these expenses, the expenses will become the obligations of the Company. From inception through December 31, 2020, the Parent has demonstrated that it has the means to pay for these expenses. Therefore, these expenses have not been recorded by the Company.

Also, in the agreement the direct expenses will become the obligations of the Company in its capacity as a broker-dealer. The Parent has assumed certain direct and indirect expenses on behalf of the broker-dealer. The financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity. The Company is reliant on the Parent for continued financial support until the Company is able to generate positive cash flows from operations The Company had an intercompany balance owed to the Parent in the amount of $1,303 as of December 31, 2020.

NOTE 5. CONTINGENCIES

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2020, no amounts have been accrued related to such indemnification provisions.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the year ended December 31, 2020 through February 24, 2021. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.

GREEN GIRAFFE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2020

CONTENTS